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EXHIBIT 99.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2005	2004
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$1,443	$1,033
Fixed charges	1,514	1,030

	$2,957	$2,063

Fixed charges(1):
Interest expense	$1,470	$989
Estimated interest component of net rental expense	44	41

	$1,514	$1,030

Ratio of earnings to fixed charges(2)	1.95	2.00

Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$1,443	$1,033
Fixed charges	818	587

	$2,261	$1,620

Fixed charges(1):
Interest expense	$1,470	$989
Less: interest on deposits	(696)	(443)
Estimated interest component of net rental expense	44	41

	$818	$587

Ratio of earnings to fixed charges(2)	2.76	2.76

(1)
As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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WASHINGTON MUTUAL, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES